Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: August 23, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Press Release
Swisscom launches share buy-back
Swisscom is launching a share buy-back of around CHF 2.2 billion with a view to acquiring up to 8 percent of the shares outstanding and thereby returning liquidity to shareholders. Shareholders will be allocated one free put option per share. For 23 put options, they will be entitled to sell two shares to Swisscom at a strike price of CHF 450. Alternatively, the options can be sold on the SWX Swiss Exchange during 10 trading days.
The offer to repurchase Swisscom shares is not being made in or into, and it may not be accepted in or from, the United States. Any purported exercise of put options issued in connection with this offer by or on behalf of a person in the United States or using the United States mails or any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate commerce, will be invalid.
For more information:
www.swisscom.com/aktienrueckkauf2006
Berne, 23 August 2006

Briefing Note
Swisscom launches share buy-back
Swisscom is launching a share buy-back of around CHF 2.2 billion with a view to acquiring up to 8 percent of the share capital and hence returning liquidity to shareholders. For the share buy-back Swisscom has selected a structure based on put options. Shareholders will be allocated one put option per share. For 23 put options, shareholders will be entitled to sell two shares to Swisscom at a strike price of CHF 450. The options can also be traded on the Swiss stock exchange SWX.
The offer to repurchase Swisscom shares is not being made in or into, and it may not be accepted in or from, the United States. Accordingly, any purported exercise of put options by or on behalf of a person in the United States will be invalid. It is expected that put options beneficially owned as of August 30th, 2006 by shareholders in the United States will be sold on their behalf and that they will receive the net proceeds from such sale. The Bank of New York has agreed to sell put options in respect of shares underlying Swisscom’s American Depositary Shares and to distribute the net proceeds to American Depositary Receipts (ADR) holders. The record date for determination of ADR holders eligible to receive proceeds from the sale of put options is expected to be September 19th, 2006. The U.S. depositary facility will be closed for issuance and cancellation of shares between August 30th, 2006 and September 20th, 2006.
Swisscom employees with blocked shares from participation schemes may not exercise their options but will be able to sell them.
It is expected that a proposal will be submitted to the Annual General Meeting of Swisscom on 24 April 2007 to cancel the shares repurchased by the company and thus reduce Swisscom’s share capital by up to 8 percent.
The federal government’s majority shareholding in Swisscom will not be affected by the share buy-back. The Swiss Confederation intends to participate in the share buy-back at least in proportion to its current holding.
Berne, 23 August 2006
The offer to repurchase Swisscom shares is not being made in or into, and it may not be accepted in or from, the United States. Any purported exercise of put options issued in connection with this offer by or on behalf of a person in the United States or using the United States mails or any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate commerce, will be invalid.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: August 23, 2006	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law